

December 28, 2010

<u>Via U.S. Mail and Facsimile to</u>
Patsy Sessions
President
IBI Acquisitions, Inc.
3250 W. 114th Circle, Unit D
Westminster, CO 80031

Dear Ms. Sessions:

We note that your May 31, 2010 financial statements were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf

As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. Please amend the 8-K that you filed regarding the auditor change under Item 4.01 to disclose this fact.

Please amend this Form 8-K and also tell us how you intend to address the required re-audit of the 2010 financial statements by no later than January 5, 2011. If you have any questions, I can be reached at 202-551-3871.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant